Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rotor Acquisition Corp.

Commission File No. 001-39897

The following letter was sent by email to certain business partners of Sarcos on April 6, 2021.

Sarcos Corp. | 360 Wakara Way, Salt Lake City, UT 84108

To Our Valued Business Partner:

I am reaching out to share exciting news regarding Sarcos. We announced that we are becoming a publicly listed company through a merger with Rotor Acquisition Corp., a special purpose acquisition company (SPAC). Upon closing of the transaction, Sarcos will be renamed Sarcos Technologies and Robotics Company and is expected to trade on Nasdaq under the ticker symbol STRC.

We are taking an important step forward in our mission to enable and empower the workforce of the future with advanced mobile industrial robotic solutions. Our transaction with Rotor will accelerate our access to resources that will facilitate our broad product launch. We expect the transaction to substantially improve our balance sheet with up to $496 million of new capital, before expenses and assuming no redemptions from Rotor shareholders, when the transaction closes. This provides us with more capital than we expect will be necessary to successfully implement of our vision.

I will continue to lead the combined company, together with our existing leadership team.

Ultimately, this transaction will position us to be an even stronger partner to you as we bring to market our robotic solutions and expand and enhance our capabilities.

Next Steps – Business as Usual

The transaction is expected to be completed in the third quarter of 2021. Until then, it is business as usual here at Sarcos and we will continue to operate as an independent, private company. We remain focused on serving our customers, while we meet our milestones and delivery schedules and work toward the launch of our Guardian XO and Guardian XT products.

The process is expected to be seamless for our business partners. We intend to continue working with you like we always have, and your day-to-day contacts will remain the same.

Please don’t hesitate to reach out to your usual Sarcos contact if you have questions.

We look forward to building on or relationship and driving our mutual success. On behalf of all of us at Sarcos, thank you for your continued partnership and support.

Sincerely,

Ben Wolff

Chairman and Chief Executive Officer of Sarcos

Additional Information about the Merger and Where to Find It

This communication relates to the proposed merger involving Rotor and Sarcos. Rotor intends to file a proxy statement with the SEC, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement will also be sent to the stockholders of Rotor, seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Rotor and Sarcos are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future financial or business performance or conditions, Sarcos’ product roadmap, including the expected timing of new product releases, Sarcos’ plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including Sarcos’ ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Rotor’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 18, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Rotor’s or Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rotor nor Sarcos is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Rotor’s reports filed with the SEC, including Rotor’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Rotor or Sarcos are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that Rotor or Sarcos may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by Rotor’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts Sarcos’ current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against Rotor, Sarcos, or any of their respective directors or officers, following the announcement of the transaction, the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Rotor filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rotor’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in Rotor’s proxy statement, when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rotor’s and Sarcos’ control. While all projections are necessarily speculative, Rotor and Sarcos believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Rotor and Sarcos, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Rotor and is not intended to form the basis of an investment decision in Rotor. All subsequent written and oral forward-looking statements concerning Rotor and Sarcos, the proposed transaction or other matters and attributable to Rotor and Sarcos or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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